SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM 11-K


                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934

                      For the fiscal year ended December 31, 2004

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES EXCHANGE ACT OF 1934 Commission file number
                     1-4347

                  A. Full title of the plan and address of the plan, if
                     different from that of the issuer named below:

                     Rogers Employee Savings and Investment Plan

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Rogers Corporation
                     P.O. Box 188
                     One Technology Drive
                     Rogers, Connecticut 06263-0188

REQUIRED INFORMATION

Financial Statements
--------------------

The following Plan financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003 Statements of Changes in Net Assets Available for Benefits for each of the years ended December 31, 2004 and 2003
Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit
-------
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                                  ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN



                                  /s/ Paul B. Middleton
                                  ______________________________________
                                  Paul B. Middleton
                                  Acting Chief Financial Officer and Corporate
                                  Controller
June 24, 2005

Audited Financial Statements

ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

December 31, 2004



Report of Ernst & Young LLP, Independent Registered Public Accounting Firm.....1
Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4
Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

   REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Rogers Employee Savings and
     Investment Plan Committee and Participants
Rogers Corporation


We have audited the accompanying statements of net assets available for benefits of Rogers Employee Savings and Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                               ERNST & YOUNG LLP


Boston, Massachusetts
May 6, 2005

                   Rogers Employee Savings and Investment Plan

                 Statements of Net Assets Available for Benefits



                                                         December 31
                                                  2004                 2003
                                          --------------------------------------
Assets:

Investments (Note C):
   At fair value                                 $47,642,767         $38,770,363
   At contract value                              26,240,137          24,412,531
Participant loans                                  1,560,768           1,194,904
                                          --------------------------------------
Net assets available for benefits                $75,443,672         $64,377,798
                                          ======================================


See notes to financial statements.

                   Rogers Employee Savings and Investment Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                                                Year ended December 31
                                                                                                2004                2003
                                                                                        ----------------------------------------
Additions:
Interest                                                                                         $867,823             $834,777
Net appreciation in fair value of investments (Note C)                                          2,832,841           14,084,113
                                                                                        ----------------------------------------
                                                                                                3,700,664           14,918,890

Contributions:
   Participant                                                                                  4,502,848            3,350,755
   Employer                                                                                     1,008,193              656,339
   Rollovers                                                                                      873,795              166,445
                                                                                        ----------------------------------------
                                                                                                6,384,836            4,173,539

Transferred Assets from the Durel Corporation Voluntary Investment Plan                         6,421,068                   --
                                                                                        ----------------------------------------
Total additions                                                                                16,506,568           19,092,429
                                                                                        ----------------------------------------

Deductions:
Distributions to participants                                                                   5,417,575            4,597,180
Administrative expenses                                                                            23,119               18,250
                                                                                        ----------------------------------------
Total deductions                                                                                5,440,694            4,615,430
                                                                                        ----------------------------------------
Net increase                                                                                   11,065,874           14,476,999

Net assets available for benefits:
   Beginning of year                                                                           64,377,798           49,900,799
                                                                                        ----------------------------------------
   End of year                                                                                $75,443,672          $64,377,798
                                                                                        ========================================


See notes to financial statements.


NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN

                     Years Ended December 31, 2004 and 2003


NOTE A--DESCRIPTION OF THE PLAN

The Rogers Employee Savings and Investment Plan (the Plan or RESIP) is a contributory defined contribution plan covering all regular U.S. employees who have completed at least one month of continuous service. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On April 1, 2004, Prudential Financial, Inc. (Prudential) completed an acquisition of the retirement business of CIGNA Corporation. As a result of this transaction, the Plan's recordkeeper and custodian functions are now being performed by businesses controlled by or affiliated with Prudential.

Participants may contribute up to the lesser of $13,000 in 2004 and $12,000 in 2003 or their annual compensation less FICA taxes in 2004 and 2003.

All participants, except those in collective bargaining units, are eligible to receive matching Company contributions. The Company may contribute any factor from 0% to 50% of each participant's contribution, as determined by the Board of Directors. The Company contributed 50% of the first 5% of each participant's annual compensation in 2004 and 2003. All contributions are participant directed.

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 subject to certain IRS restrictions, or 50 percent of their vested account balance. Loan terms range from one month to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined periodically by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Each participant's account reflects the individual's pretax contribution, the Company's contribution (if applicable), an allocation of Plan earnings, and rollovers (if applicable). Total earnings by fund are allocated daily to individual accounts.

Participants are 100% vested in their contributions and to the extent a participant is not eligible for retirement he or she is vested as to the Company's contributions at 25% after two years of continuous service, increased by 25% for each additional year of continuous service up to 100%. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or ceasing to be an Employee of the Company and a participant in the Plan on or after December 1, 2002 as a result of becoming an employee of a joint venture in which the Company has at least 30% ownership, a participant is 100% vested as to the Company's contributions. Any nonvested participant who is terminated and not re-employed with the Company within five years of termination forfeits his or her interest in the nonvested portion of the Company's contributions. If re-employed within five years, the participant will recover his or her rights in this nonvested portion.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)


NOTE A--DESCRIPTION OF THE PLAN (continued)

Forfeitures used to offset company contributions and administrative expenses were $69,218 and $126,434 during 2004 and 2003, respectively. The forfeiture balance at December 31, 2004 and 2003, was $7,056 and $3,135, respectively.

A participant's tax-deferred contributions cannot be withdrawn prior to age 59-1/2 except for an immediate financial hardship, as defined by the Plan. Company contributions can be drawn upon after five years in the Plan and a participant can withdraw funds for any reason upon reaching age 59-1/2. Upon early retirement, normal retirement, total disability, as defined by the Plan, death, or any other termination of employment, a participant may receive the value of the vested portion of his or her total account offset by any outstanding Plan loans.

Effective January 1, 2004, the Durel Corporation Voluntary Investment Plan was merged into the Rogers Employee Savings and Investment Plan. All participants employed by Durel immediately prior to Durel's becoming a wholly owned subsidiary of Rogers Corporation in 2003, will be credited with their entire period of service with Durel, and any predecessor entity in interest thereof, for purposes of determining the employee's vesting service.


Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE B--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are reported on the accrual basis.

Valuation of Investments

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Investments in pooled separate accounts are stated at fair value based on the year end market value of each unit held, which is based upon the market value of the underlying assets of the funds less investment management fees and asset charges.

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)



NOTE B--SIGNIFICANT ACCOUNTING POLICIES (continued)

The investment in Prudential's Guaranteed Long-Term Fund is valued at contract value as estimated by Prudential, which approximates market. Contract value represents contributions made under the contract plus interest at the contract rate, less funds used to pay termination benefits, in-service withdrawals, and to pay for the insurance company's administrative expenses. The interest rate for Prudential's guaranteed long-term fund is determined twice a year and is guaranteed not to change for six months. The average interest rate was 3.00% for 2004 and 3.10% for 2003. The average crediting interest rate was 3.50% for 2004 and 3.70% in 2003.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The majority of the costs and expenses incurred in connection with the operation of the Plan have been borne by Rogers Corporation.

NOTE C--INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets.

                                                              December 31
                                                       2004                 2003
                                               ---------------------------------

Guaranteed Long-Term Fund                            $26,240,137     $24,412,531

Fidelity Equity-Income II Account                      7,175,469       6,496,401

Rogers Stock Fund                                     16,730,448      18,203,242

International Equity/Julius Baer                       3,943,179              --

                          NOTES TO FINANCIAL STATEMENTS

                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                   (continued)

NOTE C--INVESTMENTS (continued)

During the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                 2004                 2003
                                         ---------------------------------------

           Pooled Separate Accounts             $2,890,342           $4,467,146
           Rogers Stock Fund                       (57,501)           9,616,967
                                         ---------------------------------------
                                                $2,832,841          $14,084,113
                                         =======================================

NOTE D--TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 2004 and 2003, the Plan entered into the following transactions with parties-in-interest:

                                                                        2004                                   2003
                                                        ----------------------------------------------------------------------------
                                                                 Shares         Amount               Shares      Amount
                                                        ----------------------------------------------------------------------------
Rogers Corporation:
Purchases of capital stock                                      105,187.255   $5,252,228           61,777.534  $1,898,234
Sales of capital stock, at market value                         129,594.635    6,668,574          128,656.293   3,980,024


NOTE E--RISKS AND UNCERTAINITES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE F--INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 16, 2002, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan, as amended, is required to operate in conformity with the IRC to maintain its qualification. The RESIP Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                              Supplemental Schedule

          SCHEDULE H, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                         EIN NO: 06-0513860 PLAN NO: 006
                   ROGERS EMPLOYEE SAVINGS AND INVESTMENT PLAN
                                December 31, 2004


                                                          Description of Invest-
                                                          ment Including Maturity
           Identity of Issue                              Date, Rate of Interest,            Current
              or Borrower                                  Par or Maturity Value              Value
-----------------------------------------------------------------------------------------------------------
Equity Funds
------------
Pooled Separate Accounts:*

  SA-FTF - Small Cap Growth/TimesSquare             112,506.374 units of participation       $   2,128,650

  SA-55P - Fidelity Equity-Income II Account        129,673.669 units of participation           7,175,469

  SA-B - Dryden  S&P 500 Index Account              50,636.092 units of participation            3,386,551

  SA-CG - Large Cap Growth/Goldman Sachs            200,551.808 units of participation           2,142,233

  SA-MV1 - Mid Cap Value/Wellington Mgmt            191,747.496 units of participation           3,213,782

  SA-BSC - Small Cap Value/Perkins Wolf McDonnell   126,451.236 units of participation           2,928,194

  SA-MG1 - Mid Cap Growth/Artisan Partners          161,394.944 units of participation           1,639,208

  SA-L1A - Lifetime 20                              68,398.667 units of participation              955,228

  SA-L2A - Lifetime 30                              25,412.248 units of participation              357,913

  SA-L3A - Lifetime 40                              127,104.044 units of participation           1,767,024

  SA-L4A - Lifetime 50                              22,926.157 units of participation              321,928

  SA-L5A - Lifetime 60                              17,596.334 units of participation              250,494

  SA-5O3 - Oakmark Equity & Income                  28,477.411 units of participation              702,466
           Class 1

  SA-1E2- International                             237,275.243 units of participation           3,943,179
           Equity/Julius Baer

                                                                                           -------------------
                                                                                                30,912,319
  Fixed Income Fund
   Guaranteed Long-Term Fund*                       1,015,306.615 units of                      26,240,137
                                                    participation

  Rogers Stock Fund
  Rogers Corporation* - Common Stock                388,177.444 shares                          16,730,448

  Loan Fund                                         Participant loans, interest from
    Participant loans *                             4.50% to 10.5%                               1,560,768
                                                                                        -------------------
                                                                                             $  75,443,672
                                                                                        ===================

  * Indicates party-in-interest to the Plan.